September 29, 2025

Brad Hauser
Chief Executive Officer and President
Autonomix Medical, Inc.
21 Waterway Avenue, Suite 300
The Woodlands, TX 77380

       Re: Autonomix Medical, Inc.
           Registration Statement on Form S-1
           Filed September 23, 2025
           File No. 333-290472
Dear Brad Hauser:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Margaret Sawicki at 202-551-7153 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Cavas S. Pavri, Esq.